U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 10SB
                                  Amendment #5


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              24 Hour Auction, Inc.
                 (Name of Small Business Issuer in its charter)



         Delaware                                      91-2026829
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2009 Iron Street
Bellingham, Washington                                        98225
(Address of principal executive office)                       (Zip Code)

Issuer's telephone number (360) 647-3170


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



ACCOUNTANT'S REVIEW REPORT                                                    1


FINANCIAL STATEMENTS

         Consolidated Balance Sheets                                          2

         Consolidated Statements of Operations                                3

         Consolidated Statement of Stockholders' Equity                       4

         Consolidated Statements of Cash Flows                                5


NOTES TO THE CONSOLIDATED  FINANCIAL STATEMENTS                               6

GENERAL

         The Company is filing this Form 10SB voluntarily for the purpose of becoming a reporting company. The Company will file voluntary reports if its obligation to file reports is terminated under the Securities Exchange Act of 1934.


ITEM 1. DESCRIPTION OF BUSINESS

         24 Hour Auction, Inc. was incorporated in the State of Delaware on September 21, 1999. The Company has generated no revenue at this time.

         The Company operates under the name "Bidmonkey.com." The Company has reserved the name and is in the process of building the web site of bidmonkey.com. Mr. Maherali, the President of the Company, is a full time employee of Apus Capital Corporation, though he has been spending approximately 25 hours per week on the development of the Company. When the web site is completed he will devote more time to the business of the Company, and he expects to devote full time to the Company when it is operational. In addition the Company has used consultants in the development of the business. The Company has no other employees.

         The web site is to provide an auction site for both business to business auctions and business to consumers as a means for businesses to dispose of goods that it wants to sell to the general public in an auction setting.

         Bidmonkey.com also intends to be local in its auctions through the franchising of local web sites, beginning in North America, and then selling them throughout the rest of the world. The Company is in the process of developing its franchise agreement, however it is not completed. The Company has sold no franchises at this time.

         The reason for the local franchise web sites is to provide a market for products that typically are sold close to home, such as a car or a motor home, and will enable the buyer to personally look at the item before a purchase. The affiliated network of auction web sites allows for branding to attract business to the web site, while at the same time being a local destination for the person seeking discounted goods available at auction.

         A seller of merchandise will list the merchandise with Bidmonkey.com. The seller may list a reserve price, which is a price below which he will not sell the merchandise. All auction listings state that there is a reserve price, but will not list what the reserve price is.

         The software of the Company has a unique feature, the maximum bid price, along with an automatic bid process. The bidder will indicate what the maximum price he will pay for the merchandise, and the software will automatically enter bids for the bidder. As an example: there is an item for sale on the auction site, and the current bid is $100. The bidder will enter a maximum bid of $1,000, and the software will enter a bid of $125. Shortly thereafter there is a bid of $500 entered on the item, and the software will then enter a bid of $525. This will continue until the item is sold, and the bidder will be notified that he either was successful or unsuccessful by e mail. This is an example only. The bidding process may be done in any amounts and increments. This is a database function, the parameters, the dollar amounts, may be set at any amounts and increased or decreased accordingly.

         The Company serves as listing agent and is not involved in the actual transaction of goods and money between buyer and seller. The transaction of the money and the goods are the sole responsibility of the buyer and seller. The listing agreement provides that the buyer and the seller hold the Company harmless from any liability.

         There are many auction web sites on the Internet that will compete with the site of the Company. Many of them are well established and attract many visitors to the sites. Many of them are well financed and are able to spend large amounts of money to advertise their web sites. Probably the largest and best known is eBay. The Company will have a difficult time in competition with such large and well financed competitors.

RISK FACTORS

         Risk Factor - Going Concern. The independent auditor for the Company, in its report, issued a "going concern" doubt in its letter. Stating that there is a substantial doubt that the Company can continue, mostly based on the lack of any revenue at this time.

         Risk Factor - No Market for Shares. No Transfer of Shares. Prior to this time there has been no public market for the Shares and there can be no assurance that an active trading market will develop or be sustained.

         Risk Factor - Limited Operating History. The Company recognizes that it has a limited operating history by which an investor might judge its likelihood of success or failure. Its business plan is based on certain assumptions without the benefit of a lengthy operating history. At this time the Company has made no sales, and has received no revenue.

         Risk Factor - Competition. The Company expects to encounter competition in its efforts to establish its business. Many of these entities may have greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to compete.

         Risk Factor - Need for Additional Capital. While the Company will be budgeting towards the achievement of its goals, there can be no assurance that the Company will be able to achieve its goals without additional capital. There can be no assurance that the Company will be able to raise the additional capital it may be seeking. Even if additional capital is obtained, there can be no assurance that the Company will be able to achieve its goals with additional capital, or that any new capital, if available, will be on terms favorable to the Company.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


         Risk Factor - The market may not accept our services. The Company only recently began the operation of its Web site. There can be no assurance that customers will embrace our Web site and business concept or that we will be able to enlist a sufficient number of customers. In addition, failure of the customers to create a sufficient supply of or demand for merchandise will also have adverse material effect on our business prospects.

         Risk Factor - We face significant competition and limited barriers to entry. The electronic commerce market is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Other companies have extensive operating histories and contacts in the bulk discount merchandise industry, as well as revenues greatly in excess of the Company. There is no guarantee that we can successfully compete with these entities, especially those with greater financial, marketing, customer support, technical and other resources than the Company.

         Risk Factor - We are dependent upon our ability to attract and retain key personnel. Our success is dependent in large part upon our ability to attract and retain key management and operating personnel. Qualified individuals are in high demand and are often subject to competing offers. In the future, the Company will need to add additional skilled personnel to facilitate business operations. There can be no assurance that we will be able to attract and retain the qualified personnel needed for our business. The loss of the services of one or more members of our management group or the inability to hire additional personnel as needed would likely have a material adverse effect on our business, prospects, results of operations and financial condition.

         Risk Factor - We are dependent on the continued growth of online commerce. The Company's future revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as an effective medium of commerce by businesses. Rapid growth in the use of and interest in the Internet and other online services is a recent occurrence, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of businesses will adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few profitable operations in this arena.

         The Internet and other online services may not be accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. There can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them in light of the significant growth in the number of users, their frequency of use or an increase in their bandwidth requirements. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in, or an insufficient availability of, telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally, and the Company in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, our business, prospects, financial condition and results of operations would be materially adversely affected.

         Risk Factor - We are subject to risks associated with rapid technological change. To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its Web sites. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our Web sites and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Web sites and other proprietary technologies entails significant technical and business risks. There can be no assurance that we will use new technologies effectively or successfully adapt our Web sites, proprietary technologies or transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to variable market conditions or customer requirements, its business, prospects, financial condition and results of operations would be materially adversely affected.

         Risk Factor - We are liable for Internet content. As a publisher and distributor of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. Such claims have been brought, and sometimes successfully pressed, against online services. Any imposition of liability could have a material adverse effect on our reputation and business, prospects, results of operations and financial condition.

         Risk Factor - Franchise Agreement. The Company is in the process of completing its franchise agreement. There can be no assurance that the franchise agreement, when completed, will qualify in the jurisdictions in which the Company desires to make franchise agreements, or that the franchise agreement will be acceptable to potential franchisees. The failure of the franchise agreement to qualify, or to be acceptable to potential franchisees wold have a material adverse effect on the results of financial operations and financial condition of the Company.



ITEM 2. PLAN OF OPERATION

         The Internet has created a new medium for advertising, marketing and sales. The Internet has also been a medium of the bargain hunter, seeing a way to make purchases at below market prices.

         The Company has two main sources of income.

         First, the Company charges a fee to sellers of 1% of the sale price of the things sold.

         Second, the Company sells franchises to local persons that sponsor a local Bidmonkey.com page for products that are geographically sensitive. The fee for the local person is $4,999, and a royalty fee of 1% of its sales. The proposed franchise is for a specific geographic area, with a term of 5 years, renewable for an additional 5 years, with no additional fee, but the royalty fee of 1% of its sales remains. The Company has sold no franchises to date, and has not developed its franchise agreement in definitive form.

         Management of the Company is of the opinion that the current cash will be sufficient for the next three to four months during the development of the web site, and that it will need an additional $100,000 at that time. The Company has not determined how it will raise the additional money at this time, or whether it will be through equity or debt. The Company feels that this additional money will be enough for the next twelve months.

         The Company does not anticipate any expenditures for research and development. The Company has no plans for the purchase of plant or significant equipment. There are no plans for a significant change in the number of employees, though there will be some employees when the site is operational.

         The Company has not generated any revenue at this time, and the Company has no franchisees at this time. The web site is nearing completion, and the Company hopes to generate revenues as soon as it is complete. Management is hopeful that revenues will begin toward the end of the second quarter of this year.


ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases office space from Apus Capital Corporation. The lease is for one year from October 1, 1999 to September 30, 2000 at a monthly rental of $250 per month. The office space is approximately 400 square feet, and includes telephone, fax and secretarial services.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 3,660,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.

                              Shares of               Percent of
Name                       Common Stock               ownership
-------------------------------------------------------------------

Nazir Maherali                  800,000               22%
31550 South Fraser Way
Abbotsford, Canada


Directors and Officers          800,000               22%
as a group


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                      Position
----                                      --------

Nazir Maherali                            President, Secretary, Director

Kali Palmer                               Director


         Nazir Maherali, Mr. Maherali is the President, Secretary and a Director of the Company. From 1994 to the present he has been a Manager of Apus Capital Corporation. Apus Capital Corporation is in the business of consulting to internet based companies, his duties include compiling sales material, organization of data and data entry.

         Kali Palmer, Ms Palmer is a Director. She worked for Facilicom Educational Products in Austin, Texas from 1993 to 1998 in marketing. From 1998 to the present she has been a director of the company and in the real estate business in Seattle, Washington.


ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company leases office space from Apus Capital Corporation, a company that the President of the Company works for. The lease is for one year from October 1, 1999 to September 30, 2000 at a monthly rental of $250 per month. Management feels that the lease is no less favorable than it would have from an unrelated party.


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 38 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Name                         Date              Shares            Cost

Nazir Maherali                      9/99              800,000           $800.00
Dilsahald Maherali                  10/99              75,000            $75.00
Mithoo Maherali                     10/99              75,000            $75.00
Chantal Gibson                      10/99              75,000            $75.00
Dale Everendon                      10/99              75,000            $75.00
Karim Virani                        10/99              75,000            $75.00
Mark Nelson                         10/99              75,000            $75.00
Barry Wilding                       11/99              75,000            $75.00
Shelley Lockhart                    10/99              75,000            $75.00
Brent Dawes                         10/99              75,000            $75.00
Tamara Clark                        10/99              75,000            $75.00
Son T Luc                           10/99              75,000            $75.00
Kent Leung                          10/99              75,000            $75.00
Kieu Chung                          10/99              75,000            $75.00
George Sainas                       10/99              75,000            $75.00
Kelly Brantner                      10/99              75,000            $75.00
Dave Tsui                           10/99              75,000            $75.00
Eileen Hayward                      10/99             100,000           $100.00
John P. Bullen                      10/99             100,000           $100.00
Demerka Ward                        11/99              75,000            $75.00
David Ginn                          11/99              75,000            $75.00

Sean Trotter                        10/99              75,000            $75.00
Chris Wong                          10/99              75,000            $75.00
Trevor Morris                       10/99              75,000            $75.00
Gerald Redman                       10/99              75,000            $75.00
Mary Doquiation                     10/99              75,000            $75.00
Elaine Luc                          10/99              75,000            $75.00
Brent Wilde                         10/99              75,000            $75.00
Mark Bailey                         10/99              75,000            $75.00
Lena Loui                           11/99              50,000            $50.00
Renee Grue                          11/99              50,000            $50.00
Tyler Cox                           11/99              50,000            $50.00
Joanne Loui                         10/99              50,000            $50.00
Nicola Hayward                      10/99             100,000           $100.00
Kelly Bellman                       11/99              50,000            $50.00
Glen McNaughton                     11/99              50,000            $50,00
Donna Loui                          11/99             150,000           $150.00
Paul Hayward                        11/99             160,000        $16,000.00

         All sales were pursuant to a Private Placement Memorandum that provided full disclosure. All sales were to acquaintances of management, and their friends. All sales were to persons who live outside the United States. There was no underwriter on the sales of any of the securities, and no commissions were paid on any of the sales. The sale to Paul Hayward was pursuant to a Private Placement Memorandum that applied only to him.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares have not been designated any preferences.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3.   Articles of Incorporation and bylaws

                  10.1 Lease

                  10.2 Conditions of Listing

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 13, 2000            24 Hour Auction, Inc.



                                   /s/
                                   -----------------------------------------
                                   Nazir Maherali, President, Secretary Director


                                   /s/
                                   -----------------------------------------
                                   Kali Palmer, Director

                          INDEPENDENT AUDITOR'S REPORT






================================================================================




                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS

                                NOVEMBER 30, 2000
















                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111





================================================================================

To the Board of Directors
24 Hr Auction Inc.
Bellingham, Washington


                                            ACCOUNTANT'S REVIEW REPORT


We have reviewed the accompanying consolidated balance sheet of 24 Hour Auction, Inc. (a development stage company) as of November 30, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the three months ended November 30, 2000, for the period from September 21, 1999 (inception) to November 30, 1999, and for the period from September 21, 1999 (inception) to November 30, 2000. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the period ended August 31, 2000 were audited by us and we expressed an unqualified opinion on them in our report dated November 21, 2000, but we have not performed any auditing procedures since that date.

As discussed in Note 2, the Company has been in the development stage since its inception on September 21, 1999. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington

December 8, 2000

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS

                                                                      November 30,      August 31,
                                                                          2000             2000
                                                                      (Unaudited)
                                                                      ------------     ------------
ASSETS

      CURRENT ASSETS
            Cash                                                      $      1,442     $      3,608
            Prepaid expenses                                                 1,500               --
                                                                      ------------     ------------
                 Total Current Assets                                        2,942            3,608
                                                                      ------------     ------------

      PROPERTY PLANT AND EQUIPMENT
            Web site costs                                                   3,007            3,007
            Computer equipment                                               1,500            1,500
            Less: accumulated depreciation and amortization                 (1,201)            (876)
                                                                      ------------     ------------
                 Total Property, Plant and Equipment                         3,306            3,631
                                                                      ------------     ------------

            TOTAL ASSETS                                              $      6,248     $      7,239
                                                                      ============     ============



LIABILITIES AND STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES
            Accounts payable                                          $        898     $        472
            Related party payables                                           3,000            2,750
                                                                      ------------     ------------
                 Total Current Liabilities                                   3,898            3,222
                                                                      ------------     ------------

      COMMITMENTS AND CONTINGENCIES                                             --               --
                                                                      ------------     ------------

      STOCKHOLDERS' EQUITY
            Preferred stock, 20,000,000 shares authorized,
                 $.0001 par value; 0 shares issued and outstanding              --               --
            Common stock, 80,000,000 shares authorized,
                 $.0001 par value; 3,660,000 shares
                 issued and outstanding                                        366              366
            Additional paid-in capital                                      19,134           19,134
            Deficit accumulated during development stage                   (17,150)         (15,483)
                                                                      ------------     ------------
                 Total Stockholders' Equity                                  2,350            4,017
                                                                      ------------     ------------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $      6,248     $      7,239
                                                                      ============     ============


             See accompanying notes and accountant's review report.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            For the Period   For the Period
                                                             September 21,    September 21,
                                               For the           1999            1999
                                             Three Months    (Inception)      (Inception)
                                                Ended          through          through
                                             November 30,    November 30,     November 30,
                                                 2000            1999             2000
                                             (Unaudited)                       (Unaudited)
                                            ------------     ------------     ------------

REVENUES                                    $         --     $         --     $         --
                                            ------------     ------------     ------------

OPERATING EXPENSES
      Lease expense                                  250              500            3,000
      Filing and transfer agent fees                 172               --            1,700
      Professional expense                            --               --            8,250
      Organizational expense                          --               --            2,000
      Web site maintenance                           132               --              132
      Depreciation                                   325               --            1,201
      General and administrative                     788               --              788
      Office supplies                                 --               74               79
                                            ------------     ------------     ------------
           Total Operating Expenses                1,667              574           17,150
                                            ------------     ------------     ------------

LOSS FROM OPERATIONS                              (1,667)            (574)         (17,150)

INCOME TAXES                                          --               --               --
                                            ------------     ------------     ------------

NET LOSS                                    $     (1,667)    $       (574)    $    (17,150)
                                            ============     ============     ============

      NET LOSS PER COMMON SHARE,
           BASIC AND DILUTED                $        nil     $        nil     $        nil
                                            ============     ============     ============

      WEIGHTED AVERAGE NUMBER
           OF COMMON SHARES OUTSTANDING,
           BASIC AND DILUTED                   3,660,000        3,660,000        3,660,000
                                            ============     ============     ============


             See accompanying notes and accountant's review report.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                   Deficit
                                                           Common Stock                          Accumulated
                                                   ---------------------------                      During           Total
                                                       Number                     Additional     Development     Stockholders'
                                                     of Shares       Amount     Paid-in Capital     Stage            Equity
                                                   ------------   ------------  ---------------  ------------    ------------
Issuance of common stock in September 1999
       for cash at an average of $.005 per share      3,660,000   $        366   $     19,134    $         --    $     19,500

Loss for period ending August 31, 2000                       --                            --         (15,483)        (15,483)
                                                   ------------   ------------   ------------    ------------    ------------

       Balance, August 31, 2000                       3,660,000            366         19,134         (15,483)          4,017

Loss for the three months ended
       November 30, 2000                                     --             --             --          (1,667)         (1,667)
                                                   ------------   ------------   ------------    ------------    ------------

       Balance, November 30, 2000 (unaudited)         3,660,000   $        366   $     19,134    $    (17,150)   $      2,350
                                                   ============   ============   ============    ============    ============


             See accompanying notes and accountant's review report.

                               24 HR AUCTION INC.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         For the Period   For the Period
                                                                          September 21,    September 21,
                                                            For the           1999            1999
                                                          Three Months    (Inception)      (Inception)
                                                             Ended          through          through
                                                          November 30,    November 30,     November 30,
                                                              2000            1999             2000
                                                          (Unaudited)                       (Unaudited)
                                                         ------------     ------------     ------------

Cash flows from operating activities:
       Net loss                                          $     (1,667)    $       (574)    $    (17,150)
       Depreciation                                               325               --            1,201
       Adjustments to reconcile net loss
            to cash used in operating activities:
       Increase in prepaid expense                             (1,500)              --           (1,500)
       Increase in accounts payable                               426               --              898
       Increase in related parties payable                        250              500            3,000
                                                         ------------     ------------     ------------
            Net cash used in operating activities              (2,166)             (74)         (13,551)
                                                         ------------     ------------     ------------

Cash flows from investing activities:
       Purchase of computer equipment                              --               --           (1,500)
       Purchase of web site                                        --               --           (3,007)
                                                         ------------     ------------     ------------
            Net cash used in investing activities                  --               --           (4,507)
                                                         ------------     ------------     ------------


Cash flows from financing activities:
       Sale of common stock                                        --           19,500           19,500
                                                         ------------     ------------     ------------
            Net cash provided by financing activities              --           19,500           19,500
                                                         ------------     ------------     ------------

Net increase in cash                                           (2,166)          19,426            1,442


Cash, beginning of period                                       3,608               --               --
                                                         ------------     ------------     ------------

Cash, end of period                                      $      1,442     $     19,426     $      1,442
                                                         ============     ============     ============


SUPPLEMENTAL DISCLOSURES:
       Interest expense paid                             $         --     $         --     $         --
                                                         ============     ============     ============
       Income taxes paid                                 $         --     $         --     $         --
                                                         ============     ============     ============


             See accompanying notes and accountant's review report.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                NOVEMBER 30, 2000



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS


24 Hr Auction Inc. (herein after "the Company"), was incorporated in September, 1999 under the laws of the State of Delaware primarily for the purpose of auctioning goods and services via the internet. As of November 30, 2000, the Company's principal office is located IN Bellingham, Washington.

In November 1999, the Company formed its subsidiary, Bidmonkey.com. Bidmonkey.com is expected to auction goods and services that are geographically targeted. 24 Hr Auction Inc. and Bidmonkey.com were in the development stage and at November 30, 2000 had not realized any significant revenues from planned operations.

The Company serves as a holding company for its subsidiary's operations. The subsidiary is not considered a franchise although the Company plans to franchise its subsidiary's operations. References herein to the Company include the Company and it subsidiary, unless the context otherwise requires.

The Company's fiscal year end is August 31.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Interim Financial Statements

The interim financial statements as of November 30, 2000 and for the three months ended November 30, 2000, included herein, have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                NOVEMBER 30, 2000



NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Use of Estimates (continued)

events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Development Stage Activities

The Company has been in the development stage since its formation on September 21, 1999. It is primarily engaged in auctioning goods and services via the internet.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts for cash and payables approximate their fair value.

Concentration of Risk

The Company maintains its cash accounts in one commercial bank in Vancouver, British Columbia, Canada. The Company's cash account is a business checking account maintained in U.S. dollars, which totaled $1,442 as of November 30, 2000. This account is not insured.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At November 30, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board ISSUED STATEMENT SFAS NO. 121 titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company does not believe any adjustments are needed to the carrying value of its assets at November 30, 2000.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                NOVEMBER 30, 2000



NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Revenue Recognition

Revenues and cost of revenues are recognized when services and products are furnished or delivered. At November 30, 2000, no revenues were realized or recognized by the Company or its subsidiary.

Franchise Revenue

Revenue from sales of individual franchises will be recognized, net of an allowance for uncollectible amounts, when substantially all significant services to be provided by the Company have been performed. For the three months ended November 30, 2000, the Company did not realize or recognize any revenues from franchise activities.

Compensated Absences

As the Company is still in the development stage, it currently does not have a policy regarding accruals of compensated absences. The Company intends to expense these costs as incurred.

Organization Expenses

The Company has recognized and expensed $2,000 in organizational expenses for the period ended August 31, 2000 AND $0 for the three months ended November 30, 2000.

Income Taxes

At November 30, 2000, the Company had a net operating loss of approximately $17,000 since its inception in September 1999. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Basic and Diluted Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share were the same, as there were no common stock equivalents outstanding.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has generated no revenues since inception. The Company recorded a loss and an accumulated deficit of $17,150 for the period from September 21, 1999 (inception) to November 30, 2000. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful,

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                NOVEMBER 30, 2000




NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Going Concern (continued)


mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.


Management has established plans designed to increase the sales of the Company's products and services. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.


NOTE 3 - PREPAID EXPENSE

As of November 30, 2000, the Company has $1,500 of prepaid expenses. This represents the amount prepaid for future accounting services.


NOTE 4 - PROPERTY AND EQUIPMENT

The Company has capitalized the costs to build its web site and is depreciating those costs over three years using the straight-line method. In addition, the Company purchased computer equipment which will BE depreciated over five years using the straight-line method. In the future the Company will review those assets for impairment on a quarterly basis by comparing the estimated undiscounted future cash flows to their respective carrying amounts.

Depreciation expense for the three months ended November 30, 2000 was $325.


NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is the lessor of office space and computers under an operating lease for $250 per month expiring in September 2000. The space and computers are leased from a related party. At November 30, 2000, $3,000 in rent expense was unpaid and accrued as related party payable.


NOTE 6--COMMON AND PREFERRED STOCK

Upon incorporation, the Company authorized the issuance of 20,000,000 shares of preferred stock at a par value of $0.0001 per share, of which there are no shares outstanding. The preferred shares have not been designated any preferences.

                               24 HR AUCTION INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                NOVEMBER 30, 2000


NOTE 6--COMMON AND PREFERRED STOCK (CONTINUED)

Upon incorporation, the Company authorized the issuance of 80,000,000 shares of common stock at a par value of $0.0001 per share, of which 3,660,000 shares are outstanding under Regulation D, Rule 504. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, but have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared by the Board of Directors in its discretion, from funds legally available. The Company has not authorized any convertible stock, warrants, options or dividends as of November 30, 2000.